Rachel Mastrangelo

Vice President at Parlay Cafe

Aguanga, California, United States · Contact info

Parlay Cafe

Experience

Vice President
Parlay Cafe
Jan 2019 – Present · 2 yrs 9 mos

Vice President
GPS Heroes
Jul 2010 – Nov 2016 · 6 yrs 5 mos
Aguanga, California, United States